 EX‑35.4

(logo) BERKADIA

Annual Statement as to Compliance
For the Year Ended December 31, 2015 (the “Reporting Period”)

Credit Suisse First Boston Mortgage Securities Corp., Series 2015-C1

Pursuant to Section 10.07 of the Pooling and Servicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

i. A review of the activities and performance of Berkadia as Subservicer during the Reporting Period has been made under my supervision.

ii. To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the Reporting Period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia,

/s/ Mark E. McCool
Mark E. McCool
President
February 10, 2016